Algonquin Power & Utilities Corp. Declares Canadian Equivalent
First Quarter 2016 Common Share Dividend of Cdn $0.1287 (U.S. $0.09625)

Oakville, Ontario - March 10, 2016, - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D) announced today that the Board of Directors of APUC (the “Board”) has declared a dividend of U.S. $0.09625 per common share, payable on April 15, 2016 to the shareholders of record on March 31, 2016 for the period from January 1, 2016 to March 31, 2016. Shareholders can elect to receive the dividend in the amount of Cdn $0.1287.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the first quarter of 2016.

Additionally, the Board has declared the following preferred share dividends:

1.
CDN $0.28125 per Preferred Share, Series A, payable in cash on March 31 to Preferred Share, Series A holders of record on March 15, 2016 for the period from December 31, 2015 to, but excluding, March 31, 2016.

2.
CDN $0.3125 per Preferred Share, Series D, payable in cash on March 31, 2016 to Preferred Share, Series D holders of record on March 15, 2016 for the period from December 31, 2015 to, but excluding, March 31, 2016.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its common shareholders, its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.

The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency.

Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the declaration date.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The Generation Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770